UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ocean Rig UDW Inc. (the "Company") intends to pursue through its wholly-owned subsidiaries, Drillships Financing Holding Inc. and a U.S. finance corporation, as co-borrowers, syndication of two new $900.0 million senior secured term loans with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and in the third quarter of 2016.  The net proceeds of the two new term loans would be used to refinance existing bank debt, to finance offshore drilling rigs, and for payment of fees and expenses.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on the Company's behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

●	future operating or financial results;

●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for the Company's various geographical operating sectors and classes of rigs;

●
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;

●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;

●	changing taxation policies and other forms of government regulation and economic conditions that are beyond the Company's control;

●	the level of expected capital expenditures and the timing and cost of completion of capital projects;

●	the Company's ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for its obligations;

●
factors affecting the Company's results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

●	the effects of accounting changes and adoption of accounting policies; and

●	recruitment and retention of personnel.

The Company cautions readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: June 18, 2013	By:	/s/	George Economou
George Economou
Chief Executive Officer